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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

Hilel Kremer

CFO

Magic Software Enterprises Ltd.

+972-3-538-9292

hkremer@magicsoftware.com

Magic Software Enterprises And Sun Wah Announce The Signing Of A Major Distribution Agreement in China

Beijing, CHINA - Monday, June 28th, 2004 - Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, and Sun Wah Group, a major conglomerate in Hong Kong and China, announced today the signing of a major distribution agreement for Magic Software products into the Chinese market

Sun Wah has a massive presence in China with branches throughout the country and has set up a team of professionals who will be marketing and supporting Magic Software products in the Chinese market.

 “I am delighted to sign the agreement with Magic Software,” said Mr. Benjamin Ng, Managing Director of the SUN WAH Hi Tech Holdings. “I believe that there is a huge potential for Magic’s products in the Chinese market.”

He added “SUN WAH is very dominant in the Linux community in China and Magic’s offerings in that market could enable us to attain substantial market share in that market.”

“Magic Software has taken a strategic decision to enter the Chinese market, “ said David Assia, Chairman & Founder of Magic Software, who visited China last week with a large hi tech delegation from Israel. “The agreement with Sun Wah is a first serious step in that direction. We have always viewed the Asia Pacific region as a strategic market for Magic Software and we intend to replicate in China our success in the Japanese market.”

About the SUN WAH Group

The Hong Kong based SUN WAH group is a diversified conglomerate in the world of real estate, financial services, infrastructure and  technology. The technology division is heavily involved in  eLearning, eBusiness, Linux products distribution and training.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: June 28, 2004